UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

R1 RCM Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

77634L 105

(CUSIP Number)

New Mountain Capital, L.L.C.

1633 Broadway, 48th Floor

New York, New York 10019

(212) 720-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77634L 105	Schedule 13D	Page 2 of 14

(1)	Names of reporting persons CoyCo 1, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 124,910,408
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 124,910,408

(11)	Aggregate amount beneficially owned by each reporting person 124,910,408
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 29.7%*
(14)	Type of reporting person (see instructions) PN

*

Based on 421,255,230 shares of common stock (the “Common Stock”) of R1 RCM Inc. (the “Issuer”) outstanding as of May 6, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2024 (the “Form 10-Q”).

CUSIP No. 77634L 105	Schedule 13D	Page 3 of 14

(1)	Names of reporting persons CoyCo 2, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 11,075,180
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 11,075,180

(11)	Aggregate amount beneficially owned by each reporting person 11,075,180
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.6%*
(14)	Type of reporting person (see instructions) PN

*	Based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 4 of 14

(1)	Names of reporting persons CoyCo GP, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.3%*
(14)	Type of reporting person (see instructions) OO

*	Based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 5 of 14

(1)	Names of reporting persons New Mountain Partners V (AIV-D), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.3%*
(14)	Type of reporting person (see instructions) PN

*	Based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 6 of 14

(1)	Names of reporting persons New Mountain Investments V, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.3%*
(14)	Type of reporting person (see instructions) OO

*	Based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 7 of 14

(1)	Names of reporting persons New Mountain Capital, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.3%*
(14)	Type of reporting person (see instructions) OO

*	Based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 8 of 14

(1)	Names of reporting persons New Mountain Capital Group, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.3%*
(14)	Type of reporting person (see instructions) PN

*	Based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 9 of 14

(1)	Names of reporting persons NM Holdings GP, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.3%*
(14)	Type of reporting person (see instructions) OO

*	Based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 10 of 14

(1)	Names of reporting persons Steven B. Klinsky
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.3%*
(14)	Type of reporting person (see instructions) IN

*	Based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

CUSIP No. 77634L 105	Schedule 13D	Page 11 of 14

This Amendment No. 8 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 1, 2022, as amended on October 3, 2023, February 7, 2024, February 26, 2024, April 29, 2024, May 7, 2024, June 14, 2024 and July 1, 2024 (collectively, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, this “Statement”), with respect to the Common Stock. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended and supplemented by adding the following:

On July 1, 2024, the Investors submitted the July 1 Waiver Request to the Issuer, and the Issuer promptly approved the submission by the Investors or their affiliates of confidential private acquisition proposals to the Issuer and compliance with associated disclosure requirements. On July 2, 2024, New Mountain Capital L.L.C., on behalf of certain managed funds, delivered to the Special Committee (the “Special Committee”) of the Board of Directors of the Issuer (the “Board”) a non-binding proposal (the “Proposal”) to acquire all of the outstanding shares of the Issuer’s Common Stock not owned by the Investors for a purchase price of $13.25 per share in cash (the “Proposed Transaction”).

No response has been provided to the Proposal. Any definitive agreement entered into in connection with the Proposed Transaction would be subject to customary closing conditions, including approval by the Special Committee and the Board, stockholder approval and approval by (or clearance from) any applicable regulatory authorities. No assurances can be given that a definitive agreement will be reached, that the Proposed Transaction will be consummated, or that the Proposed Transaction will be consummated on the terms set forth in the Proposal. While the Proposal and the Proposed Transaction remain under consideration by the Issuer, the Reporting Persons and their affiliates expect to respond to inquiries from, and, if invited, to negotiate the terms of the Proposal with, the Issuer and its representatives. The Reporting Persons do not intend to provide additional disclosure regarding the Proposal or the Proposed Transaction unless and until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws.

The Reporting Persons and their affiliates reserve the right to modify the Proposal at any time. Subject to the restrictions set forth in the Investor Rights Agreement, the Reporting Persons and their affiliates reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time. Subject to the restrictions set forth in the Investor Rights Agreement, if the Proposed Transaction is not consummated, the Reporting Persons and their affiliates will continue to regularly review and assess their investment in the Issuer and, depending on market conditions and other factors, may determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The foregoing description of the Proposal does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Proposal, which is attached hereto as Exhibit 9.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b) The percentages in this Item 5 and in other provisions of this Statement relating to beneficial ownership of Common Stock are based on based on 421,255,230 shares of Common Stock outstanding as of May 8, 2024, as reported by the Issuer in the Form 10-Q.

(c) None of the Reporting Persons has effected any transaction in the shares of Common Stock during the past 60 days.

CUSIP No. 77634L 105	Schedule 13D	Page 12 of 14

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is amended and supplemented by adding the following:

Exhibit Number	Description of Exhibit

9.	Proposal, dated July 2, 2024.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: July 2, 2024

CoyCo 1, L.P.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Vice President

CoyCo 2, L.P.; By its General Partner CoyCo GP, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Vice President

CoyCo GP, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Vice President

New Mountain Partners V (AIV-D), L.P.; By its General Partner New Mountain Investments V, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Authorized Signatory

New Mountain Investments V, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Authorized Signatory

New Mountain Capital, L.L.C.; By its Managing Member New Mountain Capital Group, L.P.; By its General Partner NM Holdings GP, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Authorized Signatory

New Mountain Capital Group, L.P.; By its General Partner NM Holdings GP, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Authorized Signatory

CUSIP No. 77634L 105	Schedule 13D	Page 14 of 14

NM Holdings GP, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Authorized Signatory

Steven B. Klinsky

/s/ Steven B. Klinsky